SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

Tuesday, December 15, 2016

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Response dated on December 15, 2016

File No. 024-10641

Dear Mr. Joshua Shainess,

This letter is in response to your letter dated December 20, 2016.

Answer to question 1:

On or about Tuesday December 20, 2016; the company filed an amended  form 1-Z addressing the changes in the reference commission file number to 024-10544.

Thank you,

/s/ Norman George

Mr. Norman George

President

SW Innovative Holdings, Inc.

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax

www.everybodysphonecompany.com